06004401

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SEC FILE NUMBER
8-6693

AB 2/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: (JOHN J. CARROLL & COMPANY) dba Carroll, John Joseph

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Ninth Avenue - Suite 102
(No. and Street)

Vero Beach (City) Florida (State) 32960 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 23 2006 WASH. D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Carroll 772/567-5238
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger, Toombs, Elam, Gaines & Frank, CPA's
(Name — if individual, state last, first, middle name)

111 Orange Avenue, Suite 300, Fort Pierce, Florida 3490
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CH 3/10/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John J. Carroll, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Proprietor

Title

Notary Public

DONNA L. GOODRIDGE
MY COMMISSION # DD 502444
EXPIRES: December 27, 2009
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John J. Carroll
d/b/a John J. Carroll & Company

ANNUAL FINANCIAL REPORT

December 31, 2005

John J. Carroll d/b/a John J. Carroll & Company

ANNUAL FINANCIAL REPORT

For the Year Ended December 31, 2005

TABLE OF CONTENTS

	Page Number
REPORT OF INDEPENDENT AUDITORS'	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income and Changes in Proprietor's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTAL INFORMATION	
Computation of Net Capital	8

Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

SunTrust Bank Building
Suite 300
111 Orange Avenue
Fort Pierce, Florida 34950

772/461-6120 // 461-1155
FAX: 772/468-9278

Report of Independent Auditors'

To the Proprietor
Mr. John J. Carroll
d/b/a John J. Carroll & Company
Vero Beach, Florida

We have audited the accompanying statement of financial condition of John J. Carroll d/b/a John J. Carroll & Company as of December 31, 2005, and the related statements of income and proprietor's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of John J. Carroll d/b/a John J. Carroll & Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

Berger, Toombs, Elam, Gaines & Frank
Certified Public Accountants PL

To the Proprietor
Mr. John J. Carroll
d/b/a John J. Carroll & Company

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger, Toombs, Elam, Gaines & Frank

Berger, Toombs, Elam, Gaines & Frank
Certified Public Accountants PL
Fort Pierce, Florida

February 10, 2006

John J. Carroll d/b/a John J. Carroll Company
STATEMENT OF FINANCIAL POSITION
December 31, 2005

Assets	
Cash	$ 3,716
Prepaid expenses	452
Securities owned at fair market value (cost - $152,414)	155,310
Furniture and equipment net of accumulated depreciation of $8,008	2,415
Total Assets	$ 161,893
Proprietor's Capital	
Proprietor's Capital	$ 161,893

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll Company
STATEMENT OF INCOME AND CHANGES IN PROPRIETOR'S CAPITAL
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 21,344
Dividends and interest	8,981
Net unrealized gain on securities	2,896
Total Revenues	33,221
Expenses	
Commissions	11,739
Rent	7,377
Accounting	2,150
Dues, fees and subscriptions	1,402
Other (including depreciation of $918)	7,473
Total Expenses	30,141
Net Income	3,080
Proprietor's Capital - January 1, 2005	151,268
Proprietor's Contributions, Net of Withdrawals	7,545
Proprietor's Capital - December 31, 2005	$ 161,893

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll Company
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows From Operating Activities		
Net Income	$	3,080
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation		918
Unrealized gain on securities		(2,896)
Net Cash Provided By Operations		1,102
Cash Flows From Investing Activities		
Acquisition of securities		(9,725)
Cash Flows From Financing Activities		
Capital contributions, net of withdrawals		7,545
Net Decrease In Cash		(1,078)
Cash - January 1, 2005		4,794
Cash - December 31, 2005	$	3,716

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll & Company
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

John J. Carroll & Company (Company), a non-clearing securities broker, is organized as a sole proprietorship. The primary business activities of the company consist of the buying and selling of securities for clients in the Vero Beach and Melbourne, Florida areas.

Marketable securities held for the investment are stated at quoted market price.

Furniture and equipment are stated at cost. Depreciation is computed on straight line and accelerated methods over the estimated useful life of the asset.

The Company, operating as a proprietorship, is not a taxable entity. The results of it's operations are includable with the other activities of the owner in the tax return filed by the proprietor. Accordingly, no income tax provision is reflected in the accompanying financial statements.

Advertising costs are generally charged to operations in the year incurred and totaled $169 in 2005.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents include checking accounts for the purposes of the statement of cash flows.

NOTE B – NET CAPITAL

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule provides that a broker or dealer in securities is required to maintain a minimum "net capital" equal to the greater of its requirement as determined by classification or 6-2/3% of aggregate indebtedness. The "net capital" of the Company as of December 31, 2005 was $161,893 and its minimum requirement was $25,000 for 2005.

John J. Carroll d/b/a John J. Carroll & Company
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

NOTE B – NET CAPITAL (CONTINUED)

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2005):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$135,729
Net capital per computation	$135,729

NOTE C – SUBORDINATED LIABILITIES

The Company did not have any liabilities subordinated to claims of general creditors as of December 31, 2005.

SUPPLEMENTAL INFORMATION

John J. Carroll d/b/a John J. Carroll & Company
COMPUTATION OF NET CAPITAL
SCHEDULE I
For the Year Ended December 31, 2005

Proprietor's Capital Per Statement of Financial Condition:		$ 161,893
Deduct:		
Assets which cannot be readily converted into cash (non-allowable assets)	$ 2,867	
Haircuts on securities	23,297	26,164
Net Capital		135,729
Minimum Net Capital		25,000
Excess Net Capital		$ 110,729